November 13, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Volley

     Amit Pande

Re:	Brookfield Wealth Solutions Ltd. (formerly known as Brookfield Reinsurance Ltd.)

Form 20-F for Fiscal Year Ended December 31, 2023 filed March 28, 2024

File No. 001-40509

Dear Ladies and Gentlemen:

On behalf of Brookfield Wealth Solutions Ltd. (formerly known as Brookfield Reinsurance Ltd.) (the “Company”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2024, with respect to the Company’s Form 20-F (File No. 001-40509) (“Form 20-F”) for the Company’s fiscal year ended December 31, 2023, filed with the Commission on March 28, 2024. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Form 20-F.

Response dated October 30, 2024

Non-GAAP Measures - Distributable Operating Earnings, page 101

1.

In your proposed disclosure to prior comment 10, you state that certain mark-to-market effects on insurance contracts and other net assets are included in “Net investment income.” We note your description of this line item on page 83 does not appear to include any mark-to-market effects. Please tell us what mark-to-market effects are presented in this line item.

The Company acknowledges the Staff’s comment and respectfully notes the following for the Staff’s consideration.

The Company generates income from equity accounted investments which primarily consist of real estate partnerships and investment funds. The income consists of both dividend and interest income coupled with mark to market appreciation / depreciation generated on the underlying investments. The Company respectfully advises the Staff that the DOE adjustments related to the aforementioned items were less than $30 million for the year ended December 31, 2023, 2022 and 2021.

In light of the Staff’s comment, in future filings, beginning with its next interim filing for the quarter ended September 30, 2024 the Company will revise its description of net investment income in the MD&A to include the aforementioned mark-to-market effects.

Should these mark-to-market effects become material in future periods, the Company will isolate the impact and present separate from net investment income.

2.

Please refer to prior comment 11. Based on your response and disclosure starting on page 101, it appears that you appropriately reflect the deferred tax impact related to certain of your non-GAAP adjustments. It also appears that you back out a remaining amount of GAAP deferred tax expense unrelated to your non-GAAP adjustments because you believe the deferred tax impact primarily relates to items outside of your performance measure and/or core operations. Please quantify for us this net amount backed out in your calculation of DOE for 2023 and 2024 and clarify why this amount does not relate to your performance measure and/or core operations.

The Company acknowledges the Staff’s comment and respectfully notes the following for the Staff’s consideration.

In both 2023 and 2024 (through June 30th), our DOE calculation excluded deferred tax recoveries of approximately $35 million and $314 million respectively. Both adjustments related to the introduction of the new Bermuda Corporate Income Tax Act (See Comment 28 for additional context).

The Company believes that the exclusion of deferred tax recoveries from our DOE is appropriate because such recoveries do not best reflect the economic performance of the Company. To the contrary, the exclusions capture deferred tax recoveries as mandated by and calculated in accordance with US GAAP principles that are not connected to the Company’s underlying profit drivers or operating performance of its business. The Company’s profitability is primarily driven by the spread earned through buying and holding high quality assets that are selected pursuant to an asset-liability management strategy to be similar in duration to the Company’s long-dated insurance liabilities.

If DOE were presented including the impacts of the aforementioned deferred tax recoveries, investors could infer that the associated recoveries are more economically tangible than they are.

3.

In your response to prior comment 11, you state that you do not believe deferred taxes reflect the present value of the actual cash tax obligations you will be required to pay. Please explain to us your basis for this assertion.

The Company acknowledges the Staff’s comment and respectfully notes the following for the Staff’s consideration.

Deferred taxes recorded in the Company’s financial statements occur primarily due to differences in bases between accounting and tax. Deferred taxes are not presented on a discounted basis under US GAAP and thus do not reflect the present value of the actual cash tax obligations that the Company will be required to pay.

Class A Exchangeable Shares and Class A-1 Exchangeable Shares, page 130

4.

We note your response to prior comment 13. Please include the information included in your response in your proposed disclosure in future filings about the lack of impact on your financial statements upon an exchange of exchangeable shares into Brookfield Class A shares since the shares will remain outstanding and held by Brookfield or tell us why you do not believe the information is warranted.

The Company acknowledges the Staff’s comment and in future filings beginning with its next annual filing for the year ended December 31, 2024 the Company will include disclosure materially consistent with the following:

“Because the exchangeable shares remain outstanding immediately following any exchange by holders of our exchangeable shares, such exchanges do not have any impact on the company’s financial statements. As described below, in accordance with our bye-laws, Brookfield, as the holder of the class C shares, is entitled, from time to time, to convert any exchangeable shares held by Brookfield into class C shares. In the event that Brookfield exercises its right to convert exchangeable shares into class C shares, the number of exchangeable shares outstanding will be reduced by the number of exchangeable shares converted and there will be an increase in the number of class C shares outstanding (determined based on the applicable conversion number as determined in accordance with our bye-laws).”

Note 22. Income Taxes, page F-79

5.	We note your response to prior comment 24. Please tell us and revise future filings to disclose the total assets in each jurisdiction used to determine your weighted-average statutory income tax rate.

The Company acknowledges the Staff’s comment and in future filings beginning with its next annual filing for the year ended December 31, 2024 the Company will add the following disclosure:

The weighted average statutory income tax rate was calculated based on the following total asset allocation by jurisdiction:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
United States	43,977	29,689	422
Canada	5,319	3,421	2,487
Bermuda	3,319	2,818	2,476
Other	9,028	7,531	6,192

Total Assets	61,643	43,458	11,577

6.

Please refer to prior comment 24. Please tell us and revise future filings to discuss the tax structures and strategies that has resulted in a relatively large portion of your taxable income being allocated to Bermuda in comparison to the modest amount of revenue generated in Bermuda.

The Company acknowledges the Staff’s comment and respectfully notes the following for the Staff’s consideration.

The Company’s corporate entity (domiciled in Bermuda) temporarily warehouses investments that will ultimately be transferred to our insurance subsidiaries in the near term. In 2023, approximately $120 million of mark to market gains were recorded on investments held in the corporate entity which resulted in an elevated taxable income in Bermuda relative to the amount of revenue.

The Company respectfully notes that the elevated taxable income in Bermuda is not as a result of specific tax structures or strategies but rather as a function of mark-to-market movements on warehoused investments that will ultimately be transferred to our insurance subsidiaries in the near term.

The Company acknowledges the Staff’s comment and in future filings beginning with its next annual filing for the year ended December 31, 2024 the Company will add the following footnote to the pre-tax income / (loss) disclosure:

Income tax expense (recovery) was calculated based on the following income (loss) before income taxes by jurisdiction:

FOR THE YEARS ENDED DEC. 31 US$ MILLIONS	2023	2022	2021
United States	491	385	5
Canada	47	(129)	(2)
Bermuda[1]	168	25	(107)
Other	108	251	(9)

Income (loss) before income taxes	814	532	(113)

1	Includes mark to market movements on warehoused investments yet to be transferred to insurance subsidiaries

*****

If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 369-4918.

Very truly yours,

By: /s/ Thomas Corbett

Name: Thomas Corbett Title: Chief Financial Officer, Brookfield Wealth Solutions Ltd.

cc: Mile T. Kurta, Torys LLP